UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chart Acquisition Corp.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

161151 105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒   Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 161151 105
1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Chart Acquisition Group LLC (45-2853329)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 981,250
	6.	Shared Voting Power
	7.	Sole Dispositive Power 981,250
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 981,250
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 161151 105
1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) The Chart Group L.P. (13-3805813)
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 307, 500
	6.	Shared Voting Power 981,250
	7.	Sole Dispositive Power 307, 500
	8.	Shared Dispositive Power 981,250
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,288,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.2%*
12.	Type of Reporting Person (See Instructions) PN

The Chart Group L.P. is the sole managing member of Chart Acquisition Group LLC, a limited liability company that is managed and controlled by its general partner, Antwerp LLC. The Chart Group L.P. may be deemed to have dispositive control over such holdings.

CUSIP No. 161151 105
1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Christopher D. Brady
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 108,750
	6.	Shared Voting Power 1,288,750
	7.	Sole Dispositive Power 108,750
	8.	Shared Dispositive Power 1,288,750
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,397,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.3%*
12.	Type of Reporting Person (See Instructions) IN

* Mr. Brady owns a majority of the membership interests in Antwerp LLC, the general partner of The Chart Group L.P., and is its Chief Executive Officer and a member of its management committee. Mr. Brady may be deemed to have effective control of Antwerp LLC. and thereby effective control over The Chart Group L.P. and Chart Acquisition Group LLC and as a result may be deemed to be the beneficial owner of the shares held by each entity.  Mr. Brady may be deemed to have dispositive control over such holdings.

Item 1(a).	Name of Issuer

Chart Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o The Chart Group, L.P. 75 Rockefeller Plaza, 14th Floor New York, NY 10019

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Chart Acquisition Group LLC

(ii)	The Chart Group L.P.

(iii)	Christopher D. Brady

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is Chart Acquisition Corp., c/o The Chart Group, L.P. 75 Rockefeller Plaza, 14th Floor New York, NY 10019.

Item 2(c).	Citizenship

(i)	Chart Acquisition Group LLC is a limited liability company formed in the State of Delaware.
(ii)	The Chart Group L.P. is a limited partnership formed in the State of Delaware.
(iii)	Christopher D. Brady is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	Cusip Number

161151 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

£	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

£	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

£	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

£	(d) Investment company registered under Section 8 of the Investment Company Act.

£	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

£	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

£	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

£	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

£	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

£	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.
Address

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Reporting Persons own an aggregate of 1,397,500 shares of the Issuer’s common stock, representing 14.3% of the total common stock issued and outstanding. Includes shares of common stock subject to forfeiture on a pro-rata basis in the event the last sale price of the Issuer's common stock does not equal or exceed $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period within 60 months following the closing of Issuer’s initial business combination. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 13, 2013

CHART ACQUISITION GROUP LLC a Delaware limited liability company

By:	THE CHART GROUP L.P., a Delaware limited partnership, as the managing member of Chart Acquisition Group LLC

By:	/s/ Christopher D. Brady
Name:	Christopher D. Brady
Title:	Manager

THE CHART GROUP L.P., a Delaware limited partnership
By:	/s/ Christopher D. Brady
Christopher D. Brady
Manager

/s/ Christopher D. Brady
Christopher D. Brady

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.0001 par value per shares, of Chart Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2013.

CHART ACQUISITION GROUP LLC a Delaware limited liability company

By:	THE CHART GROUP L.P., a Delaware limited partnership, as the managing member of Chart Acquisition Group LLC

By:	/s/ Christopher D. Brady
Name:	Christopher D. Brady
Title:	Manager

THE CHART GROUP L.P., a Delaware limited partnership
By:	/s/ Christopher D. Brady
Christopher D. Brady
Manager

/s/ Christopher D. Brady
Christopher D. Brady